SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________
FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY

COMMISSION FILE NUMBER: 001-33750

MAXCOM TELECOMUNICACIONES,
S.A.B. DE
C.V.
(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)
__________________________

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE
MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Second Quarter 2008 Results
MAXCOM REPORTS RESULTS FOR THE SECOND
QUARTER AND FIRST HALF OF 2008

Mexico City, July 24, 2008. - Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, today announced its unaudited financial and operating results for the quarter ended June 30, 2008.

NOTE: The monetary amounts presented in these tables have been prepared in accordance with Mexican Financial Reporting Standards (“NIF” or “Mexican GAAP”). Figures for the year 2008 are expressed in millions of historical Mexican pesos, as explained in section “Adoption of New Accounting Standards”. Figures for the year 2007 are expressed in millions of Mexican pesos of purchasing power at December 31, 2007. Monetary amounts may vary due to rounding.

Results | Second Quarter 2008

Financial Highlights:

•	Second quarter 2008 revenues reached Ps. 670 million and increased by Ps. 91 million or 16% in comparison to the second quarter of 2007.

•	EBITDA increased by 26% to reach Ps. 204 million in comparison to the second quarter of 2007.

•	EBITDA margin increased by 240 basis points to 30% this reporting quarter, when compared to the same period last year.

•	The Company posted net income during the second quarter of Ps. 11 million, which compares favorably to a net income of Ps. 0.2 million reported in the second quarter of 2007.

	2Q08	2Q07	Δ%	YTD08	YTD07	Δ%
Million Pesos
Revenues	670	579	16%	1,294	1,109	17%
EBITDA	204	162	26%	396	308	28%
EBITDA Margin	30%	28%		31%	28%
Adj. EBITDA	208	166	25%	402	314	28%
Adj. EBITDA Margin	31%	29%		31%	28%
Net Income	11	0.2		20	(17)	N.A.

Pesos
Earnings per Share Basic	0.01		-			-
Earnings per Share Diluted	0.01		-			-

Operating Highlights:

•
Total company Revenue Generating Units or RGUs, increased to 439,407 or 39% in the second quarter of 2008 compared to the same period last year. The Company recorded RGU net adds of 47,930 in the quarter.

•	Total company customer base increased by 15% to reach 230,498 customers.
•	Voice RGUs (formerly voice lines in service) increased 20% to reach 365,048. Voice RGUs include residential voice, commercial voice, public telephony lines and wholesale lines.
•	Data residential RGUs increased by 97% to 20,354.
•	The Company added 24,669 mobile RGUs to its residential and commercial business divisions during the second quarter, which brought to 39,515 the mobile RGU base.
•	Pay TV number of RGUs reached 11,217.The Company recorded TV net adds of 3,034 in the quarter.
•	The Company installed 3,562 public telephones during the quarter bringing the number of coin operated phones to 31,292.
•	Residential RGU per customer increased from 1.1 in the second quarter of 2007 to 1.4 in the second quarter of 2008.
•	Commercial RGU per customer increased from 11.4 in the second quarter of 2007 to 13.7 in the second quarter of 2008.

Second Quarter 2008 Results
Operating Results

	2Q08	2Q07	Δ%
Residential Customers	224,690	194,775	15%
Voice	220,991	194,036	14%
Data	17,272	8,761	97%
Mobile	36,595	-	N.A.
TV	11,217	-	N.A.
Residential RGUs	305,379	217,056	41%
Voice	235,387	206,745	14%
Data	20,354	10,311	97%
Mobile	38,421	-	N.A.
TV (*)	11,217	-	N.A.
RGU per Residential Customer	1.4	1.1

Commercial Customers	5,756	5,870	(2%)
Voice	5,501	5,695	(3%)
Data	1,329	1,203	10%
Mobile	99	-
Other	144	89	62%
Commercial RGUs	78,766	66,632	18%
Voice	74,399	63,973	16%
Data	2,947	2,540	16%
Mobile	1,094	-	N.A.
Other	326	119	174%
RGU per Commercial Customer	13.7	11.4

Public Telephony RGUs	31,292	24,415	28%

Wholesale RGUs	23,970	8,610	178%

Total RGUs	439,407	316,713	39%

Voice RGUs (voice lines in service)	365,048	303,743	20%
Total Number of Customers	230,498	200,645	15%
(*) TV RGUs in terms of subscribers, include 15,081 TV sets

Revenues

Maxcom total revenues for the second quarter of 2008 were Ps. 670 million, an increase of 16% over revenues of Ps. 579 million, recorded in the second quarter of 2007. The following table is a breakdown of the sources of revenue for the Company.

		2Q08	Weight %		2Q07	Weight %	Δ%
Residential	Ps.	272	41%	Ps.	219	38%	24%
Commercial		203	30%		158	27%	28%
Public Telephony		102	15%		98	17%	4%
Wholesale		81	12%		95	16%	(15%)
Other Revenue		12	2%		9	2%	33%
Total	Ps.	670	100%	Ps.	579	100%	16%

Total revenues for the first six months ended June 30, 2008 were Ps. 1,294 million, an increase of 17% over revenue of Ps. 1,109, million recorded in the same period of last year. The following table is a breakdown of the sources of revenue for the Company.

Second Quarter 2008 Results

		YTD08	Weight %		YTD07	Weight %	Δ%
Residential	Ps.	529	41%	Ps.	432	39%	22%
Commercial		393	30%		274	25%	43%
Public Telephony		196	15%		182	16%	8%
Wholesale		153	12%		201	18%	(24%)
Other Revenue		23	2%		20	2%	15%
Total	Ps.	1,294	100%	Ps.	1,109	100%	17%

Residential
Residential revenues represented 41% of the total during the second quarter, compared with 38% in the same quarter of 2007. Revenues in the residential business segment reached Ps. 272 million, an increase of 24% in comparison to Ps. 219 million in the second quarter of 2007.

The 24% increase in revenues is directly related to the 41% increase in RGUs and was mainly driven by:

1.
An increase in the number of mobile RGUs to reach 38,421, and an increase in the number of pay TV RGUs to reach 11,217. The Company is now offering its bundled products to most of the customer base given the promotional offers, attractive pricing, additional digital services and expanding coverage;

2.	An increase in the number of data RGUs which increased by 97% to reach 20,354; and,
3.	A 14% increase in voice RGUs (formerly voice lines in service) in the residential business segment to reach 235,387.

For the six months ended June 30, 2008 revenues from the residential business totaled Ps. 529 million, or 41% of total revenues from Ps. 432 million recorded in the same period of 2007.

Our sales force has successfully been able to up sell different products and services as well as bundled products under double, triple and quadruple play. This quarter RGU per customer increased from 1.1 in the second quarter of 2007 to 1.4 in the second quarter of 2008.

Commercial
Commercial revenues represented 30% of the total during the second quarter of 2008, compared with 27% in the same quarter of 2007. Revenues in the Commercial Business reached Ps. 203 million, an increase of 28% in comparison to Ps. 158 million in the same period of 2007.

The 28% or Ps. 45 million increase in revenues during the second quarter of 2008 is mainly explained by an increase in the average revenue per customer that the company recorded and an 18% increase in the number of RGUs. The increase in RGUs was mainly driven by:

1.
A higher number of voice RGUs (formerly voice lines in service) which have increased by 16% to 74,399, primarily due to several small and medium business accounts that acquired tailored telecommunications solutions;

2.	A higher number of data customers in the quarter to reach 2,947; and,
3.	The higher number of RGUs from other value added-services that the Company provides, including: firewall protection, IT outsourcing, hosting and other services.

It is important to highlight that the number of customers decreased by 2% in comparison to the second quarter of 2007. This decrease is due to a fewer number clients that had only one or two commercial voice lines. The Commercial business has been able to increase its voice line per customer from 11.2 in the second quarter of 2007 to 13.5 lines per customer in the second quarter of 2008.

For the six months ended June 30, 2008 revenues from the commercial business totaled Ps. 393 million, or 30% of total revenues, compared to Ps. 274 million recorded in the same period of 2007.

In addition, RGU per commercial customer increased from 11.4 in the second quarter of 2007 to 13.7 in the second quarter of 2008 demonstrating the ability of the commercial sales force to get customers to buy more tailored comprehensive products and outsourced services.

Public Telephony
Public Telephony represented 15% of total revenues during the second quarter of 2008. Revenues in this business unit totaled Ps. 102 million, an increase of 4% when compared to Ps. 98 million in 2007. The increase in revenues is attributed to the 28% growth in the base of public telephones installed. However and partially offsetting this revenue growth, as the number of public telephones continues to grow, the average revenue per public telephone tends to decline. For the six months ended June 30, 2008 revenues from the public telephony business totaled Ps. 196 million, or 15% of total revenues, compared to Ps. 182 million recorded in the same period of 2007.

Second Quarter 2008 Results
Wholesale
In 2008, Wholesale revenues decreased by 15% to reach Ps. 81 million, in comparison to the Ps. 95 million registered during the same quarter in the previous year. The decrease in the Wholesale Business revenues was mainly driven by a change in the overall traffic mix in the network by terminating long distance minutes to less expensive top tier cities where the Company has excess capacity. For the six months ended June 30, 2008 revenues from the wholesale business decreased from Ps. 201 million recorded in the first six months of 2007 to Ps. 153 million.

Other Revenue
Other revenue represented 2% of total revenues and reached Ps. 12 million, in comparison to Ps. 9 million or 2% of total revenues in the previous quarter. Other revenues are primarily comprised of lease of microwave frequencies and CPE sales. For the six months ended June 30, 2008 revenues from other businesses totaled Ps. 23 million, or 2% of total revenues from Ps. 20 million recorded in the same period of 2007, also 2% of total revenues.

Network Operation Cost

Network Operation Costs in the second quarter of 2008 increased 7% or Ps. 18 million to reach Ps. 264 million in comparison to Ps. 246 million in the previous year, and was mainly due to a 9% increase in network operating services and an increase in installation expenses of 30%. However and partially offsetting this increase, technical expenses decreased by 5%.

The increases in network operating services were mainly in:

1.	The lease of circuits and ports;
2.	The amounts paid for connection to internet services;
3.	Higher costs in long distance interconnection; and,
4.	The amounts paid for pay TV content.

However, these increases were offset by lower costs in the amounts paid to carriers for calling party pays.

For the six months ended June 30, 2008 network operation costs totaled Ps. 511 million from Ps. 471 million, a 9% increase in comparison to the same period last year.

Gross margin for the second quarter of 2008 was 61%, 308 basis points higher than the 58% gross margin recorded in the same period of 2007. For the six months ended June 30, 2008 gross margin was 60%, 294 basis points higher than the 58% gross margin recorded in the same period of 2007.

SG&A

SG&A expenses were Ps. 202 million in the second quarter of 2008, 18% above Ps. 171 million in the same period of 2007. The Ps. 31 million increase was mainly driven by higher salaries and staff related costs, wages and benefits as a result of an increasing headcount specifically in the residential and commercial sales forces which have increased as a result of the increased coverage areas. In addition, an increase in insurance costs, bad debt expenses, external advisory expenses and stock option compensation. These increases were partially offset by lower sales commissions and marketing expenses, among others.

For the six months ended June 30, 2008 SG&A expenses totaled Ps. 387 million, 17% above Ps. 330 million reported in the same period last year.

EBITDA and Adjusted EBITDA

EBITDA for the second quarter of 2008 was Ps. 204 million, a 26% increase from Ps. 162 million in the same period of last year. EBITDA Margin was 30% during the period, 240 basis points higher than 28% in the second quarter of 2007. For the six months ended June 30, 2008, EBITDA amounted to Ps. 396 million, 28% higher than the Ps. 308 million registered in the same period of 2007. EBITDA margin for the six months of 2008 was 31%, 282 basis points higher than the 28% margin recorded in the same period of 2007.

Adjusted EBITDA for the second quarter of 2008 was Ps. 208 million, 25% higher than Ps. 166 million in the same period of last year. Adjusted EBITDA Margin was 31% during the period, 244 basis points higher than 29% in the second quarter of 2007. For the six months ended June 30, 2008, Adjusted EBITDA amounted to Ps. 402 million, 28% higher than the Ps. 314 million registered in the same period of 2007. Adjusted EBITDA margin for the six month period of 2008 was 31%, 273 basis points higher than the 28% margin reported in the same period of 2007.

Second Quarter 2008 Results
Operating Income

Operating Income for the second quarter of 2008 was Ps. 80 million, 43% higher than Ps. 56 million in the previous year. Operating margin for the second quarter was 12%. For the six months ended June 30, 2008, operating income for the Company reached Ps. 150 million, 34% higher than the result registered in the same period of 2007 of Ps. 112 million.

Comprehensive Financial Result

During the quarter, the Company registered a Comprehensive Financial Result of Ps. 43 million, a Ps. 39 million increase when compared to Ps. 4 million in the same period of 2007.

	2Q08	2Q07	ΔPs.	Δ%	YTD08	YTD07	ΔPs.	Δ%
Net Interest Paid	43	39	4	10%	93	92	1	1%
Exchange Rate (Gain) Loss - Net	-	(41)	41	N.A.	14	(19)	33	236%
Monetary Position Gain (Loss)	-	6	(6)	N.A.		(5)	5	N.A.
Total	43	4	39		107	68	39	57%

The higher Comprehensive Financial Result was due to a marginal net exchange rate gain in the second quarter of 2008, compared to a net exchange rate gain of Ps. 41 million recognized in the same period of last year as a result of the Peso revaluation, mainly due in part to the US$ cash position of the company. At June 30, 2008 the exchange rate between the Mexican Peso and the United States Dollar was Ps. 10.2841, compared to Ps. 10.7926 at the end of June 30, 2007. Also, the Company recorded an increase of 11% or Ps. 4 million on the amount of net interest paid which increased from Ps. 39 million in the second quarter of 2007 to Ps. 43 million in the second quarter of 2008.

For the six months ended June 30, 2008, comprehensive cost of financing for the Company reached Ps. 107 million when compared to Ps. 68 million recorded in the same period of 2007.

As a result of the change in the accounting standards in Mexico (see “Adoption of New Accounting Standards”), inflationary accounting (NIF B-10) is not required in a low-inflation environment. As of the second quarter of 2008 the Company prepared its financial statements in terms of historical Mexican pesos. Therefore, the comprehensive financial result will no longer be affected by the results in monetary position. In this case the company recorded a monetary position gain of Ps. 6 million in the second quarter of 2007 which does not compare to the second quarter of 2008.

Taxes

During the first quarter of 2008 and according to the latest tax reform in Mexico, asset tax was replaced with the flat corporate tax (Impuesto Empresarial a Tasa Única). The IETU is calculated on a cash-flow basis, with the base determined by reducing taxable revenue (mainly income derived from the sale of goods, the rendering of independent services and the leasing of tangible goods) with specific deductions. Since Capex is deductible, the Company is able to minimize tax payments given the aggressive Capex plan for 2008.

The Company recorded Ps. 13 million in taxes during the second quarter 2008, compared to Ps. 49 million in the second quarter of 2007. For the six months ended June 30, 2008, the Company recorded Ps. 7 million in taxes, which compare to Ps. 58 million recorded in the same period of 2007.

While Asset Tax, IETU and Income Tax represent cash outflows, Deferred Income Tax is a non-cash item.

	2Q08	2Q07	YTD08	YTD07
Asset Tax	-	6	-	15
IETU	7	-	7	-
Income Tax	3	2	6	2
Deferred Income Tax	3	41	(6)	41
Total Taxes	13	49	7	58

Second Quarter 2008 Results

Net Income

The company posted net income during the second quarter of 2008 of Ps. 11 million, which compares favorably to net income of Ps. 0.2 million reported in the second quarter of 2007. For the six months ended June 30, 2008, the company registered a net income of Ps. 20 million in comparison to a net loss of Ps. 17 million, in the same period of 2007.

Liquidity and Capital Sources

Millions of Pesos	Quarter Ended June 30, 2008	Quarter Ended June 30, 2007
Resources from Operations and Working Capital	66	180
CAPEX	(352)	(431)
Free Cash Flow	(286)	(251)
Financing Activities	(196)	(376)
Cash and Cash Equivalents at the Start of the Period	2,287	787
Cash and Cash Equivalents at the End of the Period	1,805	160

Millions of Pesos	For the Six Months Ended June 30, 2008	For the Six Months Ended June 30, 2007
Resources from Operations and Working Capital	156	184
CAPEX	(714)	(664)
Free Cash Flow	(558)	(480)
Financing Activities	(177)	(123)
Cash and Cash Equivalents at the Start of the Period	2,540	763
Cash and Cash Equivalents at the End of the Period	1,805	160

Capital Expenditures

Capital Expenditures during the period totaled Ps. 352 million, lower than the Ps. 431 million recorded in the second quarter of 2007. Capital Expenditures were primarily used for telephone network systems, the build out of new clusters, and equipment for Maxcom’s network expansion.

Indebtedness

At June 30, 2008 the Company reported its Indebtedness level at Ps. 2,074 million. The Company’s leverage ratio measured by Debt/EBITDA, presented a decrease, from 3.4 times in 2007 to 2.7 times in 2008. In addition, net Debt/EBITDA ratio presented an even more important profile reduction from 3.1 times in 2007 to 0.5 times in 2008, as a result of the recent initial public offering which yielded cash resources for the Company’s expansion plans.

Adoption of New Accounting Standards

B-10: As of January 1, 2008, the company has adopted the changes to “Inflationary Effects”, B-10 in accordance with the Mexican Financial Standards (“NIF”) which establishes the rules for the recognition of inflationary effects in the country; furthermore, it incorporates changes such as, reclassifying accumulated results for non-monetary assets and has the possibility of choosing between the INPC (national consumer price index) and the value of UDIs. It has been determined that the country does not face an inflationary environment, and therefore the company as of January 1, 2008 will suspend the recognition of these inflationary effects in its financial information. Consequently, the financial information corresponding to the period ended June 30, 2007 is expressed in Millions of Mexican Pesos of purchasing power at December 31, 2007 (date on which bulletin B-10 was still in effect) and the financial information for June 30, 2008 is in current Mexican Pesos.

###

Second Quarter 2008 Results
About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, CATV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, Queretaro and Toluca, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.
For more information contact:

Juan-Carlos Sotomayor Mexico City, Mexico (52 55) 1163 1104 juan.sotomayor@maxcom.com	Lucia Domville New York City, NY (646) 284-9416 ldomville@hfgcg.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

###

Second Quarter 2008 Results
MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEET
Thousand Mexican Pesos ("Ps.") and US Dollars ("$")

	As of June 30, 2007			As of June 30, 2008
	Pesos		US Dollars	Pesos		US Dollars
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	Ps.	157,660	$15,330	Ps.	1,805,477	$175,560
Restricted cash		2,785	271		-	-
		160,445	15,601		1,805,477	175,560
Accounts receivable:
Customers, net of allowance		444,493	43,221		653,470	63,542
Value added tax refundable		195,474	19,007		154,480	15,021
Other sundry debtors		63,534	6,178		82,342	8,007
		703,501	68,406		890,292	86,570

Inventory		33,895	3,296		34,360	3,341
Prepaid expenses		30,992	3,014		45,348	4,410
Total current assets		928,833	90,317		2,775,477	269,881

Frequency rights, net		84,455	8,212		77,048	7,492
Telephone network systems & equipment, net		3,806,137	370,099		4,663,048	453,423
Pre-operating expenses, net		78,601	7,643		66,623	6,478
Intangible assets, net		186,831	18,167		217,023	21,103
Implied derivatives		7,390	719		10,227	994
Retirement obligations		14,981	1,457		17,650	1,716
Deposits		5,477	533		7,780	757
Prepaid expenses long term		24,597	2,392		18,734	1,822
Other assets		6,357	618		6,357	618

Total assets	Ps.	5,143,659	$500,157	Ps.	7,859,967	$764,284

LIABILITIES
CURRENT LIABILITIES:
Interest payable		9,390	913		9,913	964
Accrued expenses and other accounts payable		625,291	60,802		548,027	53,289
Notes payables		10,384	1,010		4,849	472
Deferred income		1,523	148		2,537	247
Payroll and other taxes payable		35,232	3,426		52,575	5,112
Total current liabilities		681,820	66,299		617,901	60,084

LONG-TERM LIABILITIES:
Senior notes, net		1,948,368	189,454		2,056,820	200,000
Notes payable		11,086	1,078		2,852	277
Other accounts payable		9,858	959		9,556	929
Deferred taxes		129,848	12,626		86,672	8,428
Pensions and postretirement obligations		24,513	2,384		27,776	2,701
Other long term liabilities		67,276	6,542		67,658	6,579
Hedging valuation		4,581	445		13,315	1,294
Total liabilities	Ps.	2,877,350	$279,787	Ps.	2,882,550	$280,292

SHAREHOLDERS' EQUITY
Capital stock		3,328,141	323,620		5,410,244	526,079
Premium on capital stock		259,164	25,200		826,473	80,364
Accumulated deficit		(1,303,664)	(126,765)		(1,267,466)	(123,245)
Net loss for the period		(17,332)	(1,685)		19,853	1,930
Share repurchase program		-			(11,687)	(1,136)
Total shareholders' equity (deficit)	Ps.	2,266,309	$220,370	Ps.	4,977,417	$483,992

Total liabilities and equity	Ps.	5,143,659	$500,157	Ps.	7,859,967	$764,284

NOTES TO FINANCIAL STATEMENTS:
Financial statements for 2007 are reported in Mexican pesos of purchasing power as of December 31, 2007
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps.10.2841 per US$1.00.

Second Quarter 2008 Results
MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
Thousand Mexican Pesos ("Ps.") and US Dollars ("$")

	3 months ended as of June 30, 2007				3 months ended as of June 30, 2008
	Pesos		US Dollars	%	Pesos		US Dollars	%
TOTAL REVENUES	Ps.	578,977	$56,298	100%	Ps.	669,582	$65,108	100%

Network operating services		206,762	20,105	36%		224,733	21,852	34%
Technical expenses		34,130	3,319	6%		32,519	3,162	5%
Installation expenses		5,125	498	1%		6,648	646	1%
Cost of network operation		246,017	23,922	42%		263,900	25,660	39%

GROSS PROFIT		332,960	32,376	58%		405,682	39,448	61%

SG&A		170,595	16,588	29%		201,858	19,628	30%

EBITDA		162,365	15,788	28%		203,824	19,820	30%

Depreciation and amortization		106,303	10,337			123,768	12,035

Operating income (loss)		56,062	5,451			80,056	7,785

Comprehensive (income) cost of financing:

*Interest expense		50,318	4,893			58,314	5,670
**Interest (income), net		(11,043)	(1,074)			(14,912)	(1,450)
Exchange (income) loss, net		(41,511)	(4,036)			(31)	(3)
Gain on net monetary position		6,047	588			-	-
		3,811	371			43,371	4,217

Other (income) expense		3,389	330			12,318	1,198

INCOME (LOSS) BEFORE TAXES		48,861	4,750			24,367	2,370

Taxes:
Asset tax		5,637	548			-	-
Flat rate corporate tax		-	-			6,783	660
Income tax		2,137	208			2,543	247
Deffered income tax		40,871	3,974			3,553	345
Total tax		48,645	4,730			12,879	1,252

NET INCOME (LOSS)	Ps.	216	$20		Ps.	11,488	$1,118

*Adjusted EBITDA		165,921	16,134			208,209	20,246
% of revenue Adjusted EBITDA		29%	29%			31%	31%

Weighted average basic shares		482,934				789,819
Weighted average fully diluted		529,016				832,548

Earnings per share basic		0.00				0.01
Earnings per share diluted		0.00				0.01

NOTES TO FINANCIAL STATEMENTS:
* Interest related to Senior Notes, Banks and Vendor Financing
** Interest Income net
Financial statements for 2007 are reported in Mexican pesos of purchasing power as of December 31, 2007
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps.10.2841 per US$1.00.

Second Quarter 2008 Results
MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
Thousand of Mexican Pesos ("Ps.") and US Dollars ("$")

	6 months ended on June 30, 2007				6 months ended on June 30, 2008
	Pesos		US Dollars	%	Pesos		US Dollars	%
TOTAL REVENUES	Ps.	1,109,482	$107,883	100%	Ps.	1,293,949	$125,820	100%

Network operating services		394,952	38,404	36%		434,057	42,207	34%
Technical expenses		66,959	6,511	6%		65,686	6,387	5%
Installation expenses		8,979	873	1%		11,390	1,108	1%
Cost of network operation		470,890	45,788	42%		511,133	49,702	40%

GROSS PROFIT		638,592	62,095	58%		782,816	76,118	60%

SG&A		330,428	32,130	30%		386,986	37,630	30%

EBITDA		308,164	29,965	28%		395,830	38,488	31%

Depreciation and amortization		196,358	19,093			245,651	23,886

Operating income (loss)		111,806	10,872			150,179	14,602

Comprehensive (income) cost of financing:

*Interest expense		115,475	11,228			132,100	12,845
**Interest (income), net		(22,517)	(2,189)			(39,407)	(3,832)
Exchange (income) loss, net		(19,012)	(1,849)			13,887	1,350
Gain on net monetary position		(5,498)	(535)			-	-
		68,448	6,655			106,580	10,363

Other (income) expense		2,865	279			17,042	1,657

INCOME (LOSS) BEFORE TAXES		40,493	3,938			26,557	2,582

Taxes:
Asset tax		14,817	1,441			-	-
Flat rate corporate tax		-	-			6,783	660
Income tax		2,137	208			5,718	556
Deffered income tax		40,871	3,974			(5,797)	(564)
Total tax		57,825	5,623			6,704	652

NET INCOME (LOSS)	Ps.	(17,332)	$(1,685)		Ps.	19,853	$1,930

*Adjusted EBITDA		314,162	30,548			401,750	39,065
% of revenue Adjusted EBITDA		28%	28%			31%	31%

NOTES TO FINANCIAL STATEMENTS:
* Interest related to Senior Notes, Banks and Vendor Financing
** Interest Income net
Financial statements for 2007 are reported in Mexican pesos of purchasing power as of December 31, 2007
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps.10.2841 per US$1.00.

Second Quarter 2008 Results
MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED
STATEMENT OF CHANGES IN FINANCIAL POSITION
Thousand of Mexican Pesos ("Ps.") and US Dollars ("$")

	3 months ended as of		3 months ended as of		3 months ended as of
	June 30, 2007		June 30, 2008		June 30, 2008
	Pesos		Pesos		US Dollars
Operating activities:
Net income (loss)	Ps.	(17,332)	Ps.	19,853	$1,930

Depreciation and amortization		90,206		132,016	12,837
Long term obligations		1,482		1,457	142
Deferred income tax		44,030		3,554	346

Subtotal		124,384		162,800	15,831

Net change in operation:
Resources provided by operation activities		183,256		105,844	10,291

Financing activities:
Senior notes		(240,152)		(149,215)	(14,509)
Notes payables		(3,633)		(2,290)	(223)
Commercial paper		(154,307)		-	-
Capital stock		15,177		(74,167)	(7,211)
Resources provided by financing activities		(382,915)		(225,672)	(21,943)

Investing activities:
Frecuency rights		51		-	-
Telephone network systems and equipment, net		(435,620)		(337,065)	(32,775)
Intangible assets		7,395		(24,355)	(2,368)

Resources used in investing activities		(426,518)		(361,420)	(35,143)

Cash and cash equivalents:
Increase / (decrease) in cash equivalents		(626,177)		(481,248)	(46,795)
Cash at beginning		783,837		2,286,725	222,355

Cash at end	Ps.	157,660	Ps.	1,805,477	$175,560

Financial statements for 2007 are reported in Mexican pesos of purchasing power as of December 31, 2007
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps.10.2841 per US$1.00.

Second Quarter 2008 Results
MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED
STATEMENT OF CHANGES IN FINANCIAL POSITION
Thousand of Mexican Pesos ("Ps.") and US Dollars ("$")

	6 months ended on		6 months ended on		6 months ended on
	June 30, 2007		June 30, 2008		June 30, 2008
	Pesos		Pesos		US Dollars
Operating activities:
Net income (loss)	Ps.	(17,332)	Ps.	19,853	$1,930

Depreciation and amortization		183,162		252,795	24,581
Long term obligations		2,787		1,194	116
Deferred income tax		43,289		(5,796)	(564)

Subtotal		217,904		273,966	26,639

Net change in operation:
Resources provided by operation activities		178,298		155,067	15,077

Financing activities:
Senior notes		115,079		(95,449)	(9,280)
Notes payables		(59,312)		(5,072)	(493)
Commercial paper		(155,639)		-	-
Capital stock		730		(67,510)	(6,564)
Resources provided by financing activities		(99,142)		(168,031)	(16,337)

Investing activities:
Frecuency rights		51		-	-
Telephone network systems and equipment, net		(644,831)		(692,575)	(67,344)
Intangible assets		(16,007)		(27,382)	(2,663)

Resources used in investing activities		(660,787)		(719,957)	(70,007)

Cash and cash equivalents:
Increase / (decrease) in cash equivalents		(581,631)		(732,921)	(71,267)
Cash at beginning		739,291		2,538,398	246,827

Cash at end	Ps.	157,660	Ps.	1,805,477	$175,560

Financial statements for 2007 are reported in Mexican pesos of purchasing power as of December 31, 2007
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps.10.2841 per US$1.00.

Second Quarter 2008 Results
MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONDENSED CASH FLOW
In Thousand Mexican Pesos ("Ps.")

	3 months ended as		3 months ended as
	of June 30, 2007		of June 30, 2008
Operating activities:	Pesos		Pesos
Income before taxes	Ps.	48,863	Ps.	24,368

Items without cash flow impact		(213,515)		100,335
Items related to investment activities		95,596		109,934
Items related to financing activities		50,318		58,314
Cash flow from income/loss before taxes		(18,738)		292,951

Cash flow from : accounts receivables		140,223		(119,078)
inventory		1,064		(6,248)
accounts payables		112,915		6,017
other assets and liabilities		(54,948)		9,835
income taxes		(4,616)		(9,325)
Cash flow from operation activities		194,638		(118,799)

Net cash flow from operating activities		175,900		174,152

Cash flow from capital expeditures		(430,764)		(352,177)

Cash in excess/(required) to be used in financing activities		(254,864)		(178,025)

Cash flow from : senior notes		(310,066)		-
vendor financing		40,684		(2,609)
capital stock		-		(7)
additional paid in capital		69		(64,262)
other financing activities		(106,907)		(129,031)
Cash flow from financing activities		(376,220)		(195,909)

Increase (decrease) in cash and temporary investments		(631,084)		(373,934)

Exchange effects on cash and cash equivalents		4,445		(107,311)

Cash and cash equivalents at beginning of the period		787,080		2,286,725
Cash and cash equivalents at the end of the period	Ps.	160,441	Ps.	1,805,480

Financial statements for 2007 are reported in Mexican pesos of purchasing power as of December 31, 2007

Second Quarter 2008 Results
MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONDENSED CASH FLOW
In Thousand Mexican Pesos ("Ps.")

	6 months ended on		6 months ended on
	June 30, 2007		June 30, 2008
Operating activities:	Pesos		Pesos
Income before taxes	Ps.	40,493	Ps.	26,557

Items without cash flow impact		(216,545)		139,577
Items related to investment activities		174,176		208,010
Items related to financing activities		115,475		132,100
Cash flow from income/loss before taxes		113,599		506,244

Cash flow from : accounts receivables		77,072		(247,880)
inventory		2,004		(1,057)
accounts payables		101,058		45,038
other assets and liabilities		(99,113)		(2,358)
income taxes		(14,536)		(12,500)
Cash flow from operation activities		66,485		(218,757)

Net cash flow from operating activities		180,084		287,487

Cash flow from capital expeditures		(664,164)		(714,130)

Cash in excess/(required) to be used in financing activities		(484,080)		(426,643)

Cash flow from : senior notes		(16,884)		-
vendor financing		(14,995)		(3,955)
capital stock		660		(7)
additional paid in capital		69		(67,504)
other financing activities		(92,275)		(105,639)
Cash flow from financing activities		(123,425)		(177,105)

Increase (decrease) in cash and temporary investments		(607,505)		(603,748)

Exchange effects on cash and cash equivalents		5,193		(130,307)

Cash and cash equivalents at beginning of the period		762,753		2,539,535
Cash and cash equivalents at the end of the period	Ps.	160,441	Ps.	1,805,480

Financial statements for 2007 are reported in Mexican pesos of purchasing power as of December 31, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A.B DE C.V. By: /s/ Gonzalo Alarcon Name: Gonzalo Alarcon Date: July 2, 2008 Title: General Counsel